Exhibit 99.8(h)

FEE WAIVER AND EXPENSE REIMBURSEMENT AGREEMENT

UBS Investment Trust
1285 Avenue of the Americas

New York, New York 10019

December 29, 2025

UBS Asset Management (Americas) LLC
1285 Avenue of the Americas

New York, New York 10019

Ladies and Gentlemen:

1.            UBS U.S. Allocation Fund (“Fund”) is a series of UBS Investment Trust, a Massachusetts business trust (“Company”). Each separate class of the Fund’s shares is referred to herein as a “Class.” Operating expenses of the Fund or a Class are annual rates expressed as a percentage of average daily net assets.

2.            You hereby agree that you will waive a portion of the management fee payable to you by the Fund and/or reimburse the Fund for its other operating expenses (exclusive of 12b-1 fees) to the extent that the aggregate operating expenses of each Class through December 31, 2026, otherwise would exceed 1.15% for Class A shares and 0.90% for Class P shares (“Maximum Permitted Rate”).

3.            You further agree that you will continue the applicable management fee waivers and/or expense reimbursements under Paragraph 2 above until the later of December 31, 2026, or the date as indicated in the Fund’s prospectus which has been updated to reflect superseding waiver/reimbursement arrangements, if any, or the termination thereof.

4.            The Maximum Permitted Rate does not include any expenses attributable to (1) dividend expense, borrowing costs, and interest expense relating to short sales and (2) investments in other investment companies, interest, taxes, brokerage commissions, trustee elections as well as other matters related to shareholder meetings (unless otherwise separately agreed by UBS AM), and extraordinary expenses, and you are not obligated to waive management fees or reimburse operating expenses to the extent that the Fund’s aggregate operating expenses exceed the Maximum Permitted Rate because of the aforesaid.

5.            The Company, in turn, agrees that, subject to the limitations set forth in this paragraph, it will repay to you the fee waiver/expense reimbursement made by you pursuant to Paragraph 2. Such repayment shall be made only out of assets of the Fund or Class for which a fee waiver/expense reimbursement was made. In addition, the repayment shall be payable only to the extent it can be made during the three years following the period during which you waived fees or reimbursed the Fund or Class for its operating expenses under this Agreement without causing the aggregate operating expenses of the Fund or Class during a year in which such repayment is made to exceed the lesser of any applicable expense limit that is in place for the Fund or Class (i) at the time of the waiver or reimbursement, or (ii) at the time of recoupment. The Company agrees to furnish or otherwise make available to you such copies of its financial statements, reports, and other information relating to its business and affairs as you may, at any time or from time to time, reasonably request in connection with this Agreement.

6.            This Agreement shall terminate automatically upon the termination of the Investment Advisory and Administration Contract between you and the Company with respect to the Fund; provided, however, that the Fund’s obligation to reimburse you, as described above, will survive the termination of this Agreement unless the Company and you agree otherwise.

7.            You understand that you shall look only to the assets of the Fund for performance of this Agreement and for payment of any claim you may have hereunder, and neither any other series of the Company, nor any of the Company’s trustees, officers, employees, agents, or shareholders, whether past, present or future, shall be personally liable therefor.

8.            This Agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of New York, except (a) Paragraph 7 shall be governed by, construed and enforced in accordance with the laws of the Commonwealth of Massachusetts and (b) insofar as the Investment Company Act of 1940, as amended, or other federal laws and regulations may be controlling. Any amendment to this Agreement shall be in writing signed by the parties hereto.

If you are in agreement with the foregoing, please sign the form of acceptance on the enclosed counterpart hereof and return the same to us.

UBS Investment Trust		UBS Investment Trust

By:	/s/ Joanne Kilkeary	By:	/s/ Rose Ann Bubloski
Name:	Joanne Kilkeary	Name:	Rose Ann Bubloski
Title:	Vice President & Treasurer	Title:	Vice President & Assistant Treasurer

The foregoing Agreement is hereby accepted as of December 29, 2025

UBS Asset Management (Americas) LLC		UBS Asset Management (Americas) LLC

By:	/s/ Eric Sanders	By:	/s/ Keith A. Weller
Name:	Eric Sanders	Name:	Keith A. Weller
Title:	Director and Associate General Counsel	Title:	Executive Director and Deputy General Counsel